Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION OF

INSITE VISION INCORPORATED

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, InSite Vision Incorporated, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does here by certify as follows:

The name of the Corporation is InSite Vision Incorporated and the Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 3, 1987. The Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly adopted said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Certificate of Incorporation of the Corporation as follows:

1. The first paragraph of Section A of Article IV is hereby amended to read in its entirety as follows:

“(A) Classes of Stock. The total number of shares of all classes of capital stock which the corporation shall have authority to issue is Three Hundred Fifty-Five Million (355,000,000) of which Three Hundred Fifty Million (350,000,000) shares, par value of $0.01 per share, shall be Common Stock (“Common Stock”) and Five Million (5,000,000) shares, par value of $0.01 per share, shall be Preferred Stock (“Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 1st day of April, 2015.

INSITE VISION INCORPORATED

By:	/s/ Louis Drapeau
Name:	Louis Drapeau
Title:	Chief Financial Officer